82-1173

02034156

02 MAY 10 AM 10:54

PROCESSED
MAY 29 2002
THOMSON
FINANCIAL

winzen INTERNATIONAL INC.

SUPPL

INTERIM FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED DECEMBER 31, 2001

(Unaudited)

dw 5/21

FINANCIAL HIGHLIGHTS

FOR THE NINE MONTHS ENDED DECEMBER 31 [IN THOUSANDS]

		2001	2000	1999
Results from operations				
Assets	$	**18,788,280**	$18,884,324	$17,212,982
Total revenues	$	**11,948,890**	$ 8,461,453	$ 2,268,008
Cashflow from operations	$	**1,933,255**	$ (54,109)	$ 517,307



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MANAGEMENT REPORTS SIXTY-THREE SALES OF PROPERTY IN THE THIRD QUARTER – REVENUE INCREASE OF 26% OVER PRIOR PERIOD.

Q3 ACHIEVEMENTS

- Winzen's operating income for nine months increased to $1,471,478, an increase of 61% over the third quarter of 2000.
- *Winzen increased rental operations income by 13.6% to $1,912,708 over the first nine months* of 2000.
- The Company closed 54 units in the *Silver Creek* project by the end of the quarter
- The Company closed seven units in the *Manors of Everett* project and two units from the *Grande Regency.*
- The Company started marketing of *Sheldon Point*, the 68-unit townhouse project in Burlington.

CORPORATE PROFILE

Winzen International Inc. is a diversified real estate company focused on ownership and value enhancement of residential and commercial rental properties, as well as the development and construction of new homes in the Greater Toronto Area. The Company's objective is to realize superior financial returns for its shareholders by enhancing the value of its real estate and by making opportunistic investments in rental and development properties.

TO OUR SHAREHOLDERS

Dear Fellow Shareholders:

We are pleased to share with you Winzen's financial and operating results for the nine months ended December 31, 2001, a quarter in which the Company closed 54 sales in the *Silver Creek* project, seven sales in the *Manors of Everett*, two in the *Grande Regency*, and moved forward on sales and marketing of the *Sheldon Point* project. The third quarter results provide us with a solid foundation for achieving our targets for the March 31, 2002 year end.

FINANCIAL RESULTS

Winzen continues to deliver a solid financial performance despite unsettled economic conditions.

For the nine months ended December 31, 2001, cashflow from operations increased to $1,933,253, compared with a decrease of $54,109 in 2000. The gain from operations for the nine months ended December 31, 2001 was $1,471,478 compared to $913,432 in the prior year. Last year's gain included the closings of 27 units in *The Manors of King's Forest* project.

OPERATIONS

Real Estate Sales

During the quarter, the Company had $9,805,263 in revenue from the sale of properties. The 54 *Silver Creek* sales, which closed in December 2001, represented the majority of sale of properties revenue in the third quarter. Four of the remaining six units were sold and will close by the end of the fourth quarter.

Seven closings occurred in *The Manors of Everett* in the third quarter, and there were two condominium sales in the *Grande Regency*. The Company still expects *Grande Regency* sales to continue on a steady basis, with a target of one sale a month.

Property Development

There was $3.5 million in property development at the end of the quarter. This included six unsold units in the *Silver Creek* townhouse project. The Company will continue to build homes on an as-sold basis at *The Manors of Everett*. The Company has been selling a higher priced home in Everett that is targeted to a trade-up market to maximize building profit. Due to this repositioning of the product, sales are slower than originally projected.

The Company has worked diligently, together with the City of Burlington, to bring the property adjacent to the *Silver Creek* project through the planning and approval stage. Now called *Sheldon Point by the Creek*, this townhouse development has been marketed since late November 2001. Sub-contractors have already submitted quotes for most of the budgeted hard cost categories. Servicing is underway on the site, with $1.8 million in total land and development costs to date.

One model home is now completed. The Company expects the project to appeal to first time buyers and be well received in the current market with the low interest rates available. Reservations have been taken on twelve units and the Agreement of Purchase and Sale is being given to those with reservations.

Winzen's residential development business continues to benefit from strong demand driven by lower interest rates, which have contributed to an unprecedented level of affordability for consumers.

Rental Properties

The Company held just over $12 million in rental properties at the end of December 31, 2001.

At *The Westway* property, the Company received in the month of September approval for a 7.9% rent increase retroactive to the beginning of 2001. Gross revenues are up due to this increase, and another 3.9% rent increase is allowed by legislation for the 2002 calendar year. The property continues to operate without vacancies and with an outstanding collection record.

The *Kennedy Road* gross rental income increased by $20,518 over the same period last year. The property continued to be fully rented during the quarter. At *837 Queenston Road* in Stoney Creek, vacancies were nine units, compared to twenty-one in the first nine months of last year.

A LOOK AHEAD

As we look to the balance of the year and beyond, we remain focused on developing and owning residential properties in the Greater Toronto Area. We expect to start construction of the *Sheldon Point by the Creek* project this spring and complete it by the end of the next fiscal year end. *The Manors of Everett* project is also expected to have twenty sales next year. Given current market conditions, we will continue to pursue development opportunities in order to maintain and increase revenue from residential construction. Through disciplined asset and capital management, we are committed to increasing our return on capital and maintaining growth in cashflow per share.

Thank you for your continued support.

On behalf of management and the board,
February 28, 2002

Brian Zenkovich
Chief Executive Officer

Raymond Zenkovich
Chief Operating Officer

CONSOLIDATED BALANCE SHEET

As at		December 31 2001 [unaudited]		March 31 2001 [audited]
Assets				
Real estate	$	**15,698,762**	$	17,169,648
Investment in St. Hubert properties		**414,659**		414,659
Cash		**190,240**		-
Marketable securities		**617,989**		109,312
Receivables and other assets		**1,654,247**		1,981,455
Goodwill		**12,383**		52,133
	$	**18,588,280**	$	19,727,207
Liabilities				
Property financing	$	**12,433,482**	$	11,648,043
Construction financing		**295,656**		2,425,230
Bank indebtedness		**-**		729,591
Accounts payable and accrued liabilities		**1,112,287**		930,952
Loans payable		**485,853**		883,211
Future income taxes		**480,000**		480,000
	$	**14,807,278**	$	17,097,027
Shareholders' equity				
Share capital	$	**2,227,454**	$	2,227,454
Retained earnings		**1,553,548**		402,726
	$	**3,781,002**	$	2,630,180
	$	**18,588,280**	$	19,727,207

CONSOLIDATED STATEMENT OF EARNINGS

[UNAUDITED]
FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31

	9 Months 2001	9 Months 2000	**3 Months 2001**	3 Months 2000
Revenue				
Sale of properties	**$ 9,805,263**	$ 6,490,506	**$ 9,690,013**	$ 591,797
Rental operations	**1,912,708**	1,683,014	**630,958**	576,598
Commission income	**7,735**	21,136	**7,735**	654
Management fee	**83,160**	169,710	**22,429**	56,819
Interest and others	**$ 140,026**	97,087	**101,681**	62,418
	$ 11,948,892	$ 8,461,453	**$ 10,452,816**	$ 1,288,286
Expenses				
Cost of real estate sales	**$ 8,206,067**	$ 5,394,344	**$ 8,131,728**	$ 430,666
Rental operations	**1,622,469**	1,378,308	**635,601**	496,070
Selling, general and administrative	**617,722**	736,749	**239,936**	303,180
Interest expenses	**41,154**	38,620	**10,248**	22,720
	$ 10,487,412	$ 7,548,021	**$ 9,017,513**	$ 1,252,636
Gain from operations	**$ 1,461,480**	$ 913,432	**$ 1,435,303**	$ 35,650
Depreciation	**234,140**	194,141	**111,379**	71,381
Amortization of financing fee	**36,768**	53,402	**4,000**	21,134
Amortization of goodwill	**39,750**	39,750	**13,250**	13,250
Net gain (loss)	**$ 1,150,822**	$ 626,139	**$ 1,306,674**	$ (70,115)
Gain per share	**$ 0.12**	$ 0.07	**$ 0.13**	$ (0.01)
Common shares outstanding	**9,644,100**	9,644,100	**9,644,100**	9,644,100

CONSOLIDATED STATEMENT OF CASH FLOW

[UNAUDITED]
FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31

	9 Months 2001	9 Months 2000	3 Months 2001	3 Months 2000
Cash provided by [used for]:				
Operations and working capital				
Gain (loss) from operations	**$ 1,150,822**	$ 626,139	**$ 1,306,674**	$ (70,115)
Items not affecting cash				
Depreciation and amortization	**310,658**	233,891	**128,629**	52,363
Changes in accounts receivable and mortgage receivable	**290,440**	(812,972)	**34,262**	185,446
Changes in accounts payable and accrued liabilities	**181,335**	427,006	**(305,470)**	883,527
Changes in purchasers' receivable	**-**	(528,173)	**-**	(528,173)
	$ 1,933,255	$ (54,109)	**$ 1,164,095**	$ 523,048
Cash flow from financing activities				
Mortgage proceeds	**$ 785,439**	$ 1,965,464	**$ (522,091)**	$ 1,512,921
Bank financing (repayment)	**(2,129,574)**	(1,500,994)	**(5,889,741)**	1,365,980
Increase (reduction) in loans payable	**(397,358)**	305,560	**(338,000)**	310,560
	$ (1,741,493)	$ 770,030	**$ (6,749,832)**	$ 3,189,461
Cash flow from investing activities				
Disposition (acquisition) and investments in real estate properties	**$ 1,236,746**	$ (732,139)	**$ 7,008,576**	$ (3,704,172)
Proceeds from sale of shares	**-**	120,000	**-**	-
Change in marketable securities	**(508,677)**	94,649	**(533,886)**	80,000
	$ 728,069	$ (517,490)	**$ 6,474,690**	$ (3,624,172)
Increase (decrease) in cash during the period	**$ 919,831**	$ 198,431	**$ 888,953**	$ 88,337
Bank (indebtedness), beginning of period	**$ (729,591)**	$ (471,997)	**$ (698,713)**	$ (361,903)
Bank (indebtedness), end of period	**$ 190,240**	$ (273,566)	**$ 190,240**	$ (273,566)

FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2001

1 BASIS OF PRESENTATION

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ["GAAP"] and Canadian Institute of Public Real Estate Companies ["CIPREC"] and are consistent with those used in the audited consolidated financial statements as at and for the year ended March 31, 2001.

2 SHARE CAPITAL

	December 31, 2001		March 31, 2001	
Common Shares outstanding	**Number**	**Amount**	Number	Amount
	9,644,100	**$2,227,454**	9,644,100	$2,227,454

3 PER SHARE CALCULATION

The following table sets forth the computation of basic and diluted earnings per share with respect to income from continuing operations.

FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31

	9 Months 2001	9 Months 2000	**3 Months 2001**	3 Months 2000
Net income	$ **1,150,822**	$ 626,139	$ **1,306,674**	$ (70,115)
Denominator for basic earnings per share – weighted average shares	**9,644,100**	9,644,100	**9,644,100**	9,644,100
Effect of dilutive stock options	**60,000**	100,000	**60,000**	100,000
Denominator for diluted earnings per share adjusted for weighted average shares and assumed conversion	**9,704,100**	9,744,100	**9,704,100**	9,744,100
Basic earnings per share	$ **0.12**	$ 0.07	$ **0.13**	$ (0.01)
Diluted earnings per share	$ **0.12**	$ 0.07	$ **0.13**	$ (0.01)

4 COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current year's presentation.

CORPORATE INFORMATION

SHAREHOLDER INQUIRIES

Winzen welcomes inquiries from shareholders, analysts, media representatives and other interested parties. Questions relating to investor relations and financial results can be directed to Brian Zenkovich, Chief Executive Officer at (416) 253-5900 or via e-mail at winzen@winzen.on.ca.

Shareholder questions relating to address changes, stocks, transfers, registered shareholdings or lost certificates should be directed to the Company's Registrar and Transfer Agent:

Computershare Investor Services Inc.
Corporate Services Division
510 Burrard Street
Vancouver, BC V6C 3B9

Tel: (604) 661-9418
Fax: (604) 683-3694

COMMON STOCK INFORMATION

Symbol:	WZI
Stock Exchange:	The Canadian Venture Exchange (CDNX)
Fiscal Year End:	March 31

HEAD OFFICE

Winzen International Inc.
30 Algie Avenue
Toronto, Ontario
M8Z 5J8

Tel:	(416) 253-5900
Fax:	(416) 253-1102
E-mail:	winzen@winzen.on.ca
Website:	www.winzen.on.ca

winzen